UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADHERA THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Series E Convertible Preferred Stock, par value $0.01 per share

Series F Convertible Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

00687E 109

(CUSIP Number of Common Stock Underlying Preferred Stock)

Nancy R. Phelan

Chief Executive Officer

Adhera Therapeutics, Inc.

4721 Emperor Blvd., Suite 350

Durham, NC 27703

(919) 578-5901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Lawrence Remmel, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Tel: (212) 421-4100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$7,594,548.30	$920.46

*	Estimated for purposes of calculating the amount of the filing fee only. Adhera Therapeutics, Inc. (the “Company”) is offering holders of the Company’s outstanding shares of its Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), and Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”, and together with the Series E Preferred Stock, the “Preferred Stock”), the opportunity to exchange each share of Preferred Stock for such number of shares of the Company’s common stock, par value $0.006 per share (the “Shares”), as is equal to the quotient obtained by dividing (A) the “stated value” of such share of Preferred Stock by (B) $0.50 (such shares, the “Exchange Shares”), by tendering one share of Preferred Stock in exchange for the corresponding number of Exchange Shares. The amount of the filing fee assumes that all of the outstanding shares of Preferred Stock will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on August 15, 2019, which was $0.18.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Tender Offer Statement on Schedule TO is being filed with the U.S. Securities and Exchange Commission (the “SEC”) by Adhera Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to all holders of the Company’s outstanding shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Stock”), and Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Stock” and, together with the Series E Stock, the “Preferred Stock”), which shares of Preferred Stock are convertible into shares of the Company’s common stock, par value $0.006 per share (the “Shares”), at a conversion price of $0.50 per Share (subject to adjustment), to receive, in exchange for each share of Preferred Stock tendered by the holders thereof, such number of Shares as is equal to the quotient obtained by dividing (A) the “stated value” of such share of Preferred Stock by (B) $0.50 (subject to the Adjustment Mechanism described below). The “stated value” of each share of Preferred Stock was originally $5,000, which amount has increased as a result of accrued and unpaid dividends thereon. The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated August 20, 2019 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

In the event that the Company, at any time prior to the one (1) year anniversary of the closing of the Offer, effects any capital raising transaction involving the issuance of Shares (or securities of the Company that are convertible into or exercisable for Shares) at a price per Share that would reduce the per Share exercise price of the warrants that the Company issued to holders of the Preferred Stock in connection with the offerings by the Company to such holders of the Preferred Stock below $0.50 (subject to adjustment for any stock splits or combinations that may occur following the date hereof) (such price, the “Subsequent Offering Price”), then the Company shall, promptly following the issuance of such Shares, issue to the holders of Preferred Stock who participated in the Offer an additional number of Shares for each whole share of Preferred Stock tendered as is equal to the difference between (i) the quotient obtained by dividing (A) the “stated value” of each such share of Preferred Stock on the date of the closing of the Offer by (B) the Subsequent Offering Price and (ii) the number of Shares issued to such holder with respect to such share of Preferred Stock upon the closing of the Offer (the “Adjustment Mechanism”). The Adjustment Mechanism shall only apply to the first offering of Shares (or securities of the Company that are convertible into or exercisable for Shares) that would trigger the Adjustment Mechanism, and shall not apply to any tender or exchange offers initiated by the Company for any outstanding securities of the Company or to the payment of accrued and unpaid dividends on the Preferred Stock in Shares.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the Letter of Transmittal is incorporated herein by reference as set forth below. All share and per share information included in this Schedule TO shall be appropriately adjusted to give effect to any split or combination of the Shares that may become effective prior to the completion of the Offer.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Adhera Therapeutics, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 4721 Emperor Boulevard, Suite 350, Durham, North Carolina 27703. The Company’s telephone number is (919) 578-5901.

(b) Securities. The subject class of securities consists of the Company’s outstanding shares of Series E Stock and Series F Stock. As of June 30, 2019, there were 3,478 shares of Series E Stock issued and outstanding and 381 shares of Series F Stock issued and outstanding, each of which is convertible into Shares at a conversion price of $0.50 per Share (subject to adjustment). The actual number of Shares that will be issued will depend on the number of shares of Preferred Stock tendered and accepted for exchange and subsequently cancelled. If all of the outstanding shares of Preferred Stock are tendered and accepted for exchange, an aggregate of approximately 42.2 million Shares will be issued in connection with the Offer, without giving effect to the Adjustment Mechanism, but after giving effect to any accrued and unpaid dividends on the Preferred Stock as of June 30, 2019. Shares of Preferred Stock that are validly tendered and accepted for exchange will be cancelled.

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The Offer relates to the outstanding shares of Series E Stock and Series F Stock. The Preferred Stock was issued in private transactions, and does not trade on any exchange or trading platform. The Offer does not relate to any of the other outstanding shares of preferred stock that have been issued from time to time by the Company. Any and all outstanding shares of Preferred Stock are eligible to be tendered pursuant to, and in accordance with the conditions applicable to, the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Adhera Therapeutics, Inc., 4721 Emperor Boulevard, Suite 350, Durham, North Carolina 27703 and the telephone number for each such person is (919) 578-5901.

Name	Position
Nancy R. Phelan	Chief Executive Officer, Secretary and a Director
Uli Hacksell, Ph.D.	Chairman of the Board
Isaac Blech	Director
Tim Boris	Director
Erik Emerson	Director
Donald A. Williams	Director

Item 4. Terms of the Transaction.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 15” is incorporated herein by reference.

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of Preferred Stock validly tendered and accepted for exchange pursuant to the Offer will be retired and cancelled.

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(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Preferred Stock in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(a) through (c). The exchange of each whole share of Preferred Stock pursuant to the Offer will result in the acquisition by the exchanging holder of such number of Shares as is equal to the quotient obtained by dividing (A) the “stated value” of each share of Preferred Stock by (B) $0.50, subject to the Adjustment Mechanism.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information regarding ownership of the Preferred Stock set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 13. The Depositary” and “The Offer, Section 14. Fees and Expenses” is incorporated herein by reference. Except as described herein, no persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. Maxim Merchant Capital, a division of Maxim Group LLC, has been engaged to solicit in connection with the Offer and will be entitled to cash compensation equal to 6% of the aggregate cash proceeds received by the Company in the Transaction (as such term is defined in the Offer Letter), a 5-year warrant to purchase Shares and reimbursement of certain expenses. The compensation to be paid to Maxim Merchant Capital is described in the Offer Letter under “The Offer, Section 14. Fees and Expenses”. See the information set forth on page iii of the Offer Letter.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference are the Company’s financial statements that were included as Part II, Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019 (the “Form 10-K”), the Company’s financial statements that were included as Part I, Item 1 in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, filed with the SEC on May 15, 2019 (the “First Quarter Form 10-Q”), and the Company’s financial statements that were included as Part I, Item 1 in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019, filed with the SEC on August 14, 2019 (the “Second Quarter Form 10-Q”). The Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q are each available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

Book value per Share: The book value per Share as of June 30, 2019, determined in accordance with generally accepted accounting principles, was $(0.23).

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(b) Pro Forma Information.

Balance Sheet Data

The following table sets forth the condensed consolidated balance sheet data of the Company and its subsidiaries as of June 30, 2019 on an actual basis and on a pro forma basis after giving effect to the consummation of the Offer. The pro forma information provided below assumes that: (A) all shares of Preferred Stock have been exchanged for Shares in the Offer, and thus that no shares of Preferred Stock (and no accrued and unpaid dividends thereon) remain outstanding; (B) the Financing Transaction (as described on the cover page of the Offer Letter, which description is incorporated herein by reference), the closing of which is a condition to the closing of the Offer, has closed, with the maximum $10 million offering amount being raised from the holders of Preferred Stock; and (C) any commissions owed to the Company’s placement agent, and any warrants to purchase Shares due to the Company’s placement agent, in each case as a result of the closing of the Financing Transaction, have been paid or issued, as applicable.

	June 30, 2019 (actual) (in thousands, except share amounts)	June 30, 2019 (pro forma) (in thousands, except share amounts)
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	$1,644	$11,371
Accounts receivable, net of allowance	94	94
Inventory	232	232
Prepaid expenses and other assets	184	184
Total current assets	2,154	11,881

Operating lease right of use asset	178	178
Furniture and fixtures, net of depreciation	67	67
Intangible assets, net of amortization	357	357
	602	602

Total assets	$2,756	$12,483

Current liabilities
Accounts payable	$955	$955
Due to related party	4	4
Accrued expenses	1,063	1,063
Current portion of operating lease liability	78	78
Accrued dividends	1,800	-
Warrant liabilities	-	560
Loan payable	1,260	1,260
Total current liabilities	5,160	3,920
Convertible note payable	-	(9,577)
Other lease liability, net of current portion	107	107
Total liabilities	5,267	(13,604)

Stockholders’ equity
Preferred stock, $0.01 par value; 100,000 shares authorized

Series C convertible preferred stock, $0.01 par value; $5,100 liquidation preference; 1,200 shares authorized; 100 shares issued and outstanding as of June 30, 2019 on an actual and pro forma basis	-	-

Series D convertible preferred stock, $0.01 par value; $300 liquidation preference; 220 shares authorized; 40 shares issued and outstanding as of June 30, 2019 on an actual and pro forma basis
	-	-
Series E convertible preferred stock, $0.01 par value; $5,000 liquidation preference; 3,500 shares authorized; 3,478 shares issued and outstanding as of June 30, 2019 on an actual basis; 0 shares issued and outstanding as of June 30, 2019 on a pro forma basis	-	-

Series F convertible preferred stock, $0.01 par value; $5,000 liquidation preference; 2,200 shares authorized; 381 shares issued and outstanding as of June 30, 2019 on an actual basis; 0 shares issued and outstanding as of June 30, 2019 on a pro forma basis	-	-

Common stock, $0.006 par value; 180,000,000 shares authorized, 10,869,530 shares issued and outstanding as of June 30, 2019 on an actual basis; 53,061,465 shares issued and outstanding as of June 30, 2019 on a pro forma basis	65	319

Additional paid-in capital	29,346	(30,892)

Accumulated deficit	(31,922)	(32,332)

Total stockholders’ equity (deficit)	(2,511)	(1,121)

Total liabilities and stockholders’ equity	$2,756	$12,483

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Statement of Operations Data / Earnings per Share

The financial information, calculated on an actual basis, set forth in: (A) the Condensed Consolidated Statements of Operations of the Company for the three and six months ended June 30, 2019 as set forth in Part I, Item 1 of the Second Quarter Form 10-Q; and (B) the Consolidated Statements of Operations of the Company for the fiscal year ended December 31, 2018 as set forth in Part II, Item 8 of the Form 10-K, which information is incorporated herein by reference, remains unchanged on a pro forma basis after giving effect to the consummation of the Offer, except for the changes reflected in Item 10(c) – Financial Statements – Summary Financial Information – Statement of Operations Data below.

Book value per Share: The book value per Share as of June 30, 2019, determined on a pro forma basis in accordance with generally accepted accounting principles, was $(0.02).

(c) Summary Financial Information.

Balance Sheet Data

The following table summarizes certain balance sheet data of the Company as of June 30, 2019, on an actual basis and on a pro forma basis after giving effect to the consummation of the Offer. The pro forma information provided below assumes that: (A) all shares of Preferred Stock have been exchanged for Shares in the Offer, and thus that no shares of Preferred Stock (and no accrued and unpaid dividends thereon) remain outstanding; (B) the Financing Transaction (as described on the cover page of the Offer Letter, which description is incorporated herein by reference), the closing of which is a condition to the closing of the Offer, has closed, with the maximum $10 million offering amount being raised from the holders of Preferred Stock; and (C) any commissions owed to the Company’s placement agent, and any warrants to purchase Shares due to the Company’s placement agent, in each case as a result of the closing of the Financing Transaction, have been paid or issued, as applicable.

	June 30, 2019 (actual) (in thousands)	June 30, 2019 (pro forma) (in thousands)
	(unaudited)	(unaudited)
Current Assets	$2,154	$11,881
Noncurrent Assets	602	602
Current Liabilities	5,160	3,920
Noncurrent Liabilities	107	9,684
Stockholders’ Equity	(2,511)	(1,121)

Statement of Operations Data

The following table summarizes certain statement of operations data of the Company for the fiscal year ended December 31, 2018, on an actual basis and on a pro forma basis after giving effect to the consummation of the Offer. The pro forma information provided below assumes that: (A) all shares of Preferred Stock have been exchanged for Shares in the Offer, and thus that no shares of Preferred Stock (and no accrued and unpaid dividends thereon) remain outstanding; (B) the Financing Transaction (as described on the cover page of the Offer Letter, which description is incorporated herein by reference), the closing of which is a condition to the closing of the Offer, has closed, with the maximum $10 million offering amount being raised from the holders of Preferred Stock; and (C) any commissions owed to the Company’s placement agent, and any warrants to purchase Shares due to the Company’s placement agent, in each case as a result of the closing of the Financing Transaction, have been paid or issued, as applicable.

	Fiscal Year ended December 31, 2018 (actual) (in thousands, except per share data)	Fiscal Year ended December 31, 2018 (pro forma) (in thousands, except per share data)
	(unaudited)	(unaudited)
Net sales	$76	$76
Gross margin	$(383)	$(383)
Loss from operations	$(15,795)	$(15,795)
Net loss	$(16,755)	$(17,028)

Net loss per share:
Basic	$(1.64)	$(0.32)
Diluted	$(1.64)	$(0.32)

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The following table summarizes certain statement of operations data of the Company for the three months ended June 30, 2019, on an actual basis and on a pro forma basis after giving effect to the consummation of the Offer. The pro forma information provided below assumes that: (A) all shares of Preferred Stock have been exchanged for Shares in the Offer, and thus that no shares of Preferred Stock (and no accrued and unpaid dividends thereon) remain outstanding; (B) the Financing Transaction (as described on the cover page of the Offer Letter, which description is incorporated herein by reference), the closing of which is a condition to the closing of the Offer, has closed, with the maximum $10 million offering amount being raised from the holders of Preferred Stock; and (C) any commissions owed to the Company’s placement agent, and any warrants to purchase Shares due to the Company’s placement agent, in each case as a result of the closing of the Financing Transaction, have been paid or issued, as applicable.

	Three Months Ended June 30, 2019 (actual) (in thousands, except per share data)	Three Months Ended June 30, 2019 (pro forma) (in thousands, except per share data)
	(unaudited)	(unaudited)
Net sales	$66	$66
Gross margin	$(15)	$(15)
Loss from operations	$(2,779)	$(2,779)
Net loss	$(2,780)	$(2,848)

Net loss per share:
Basic	$(0.29)	$(0.05)
Diluted	$(0.29)	$(0.05)

The following table summarizes certain statement of operations data of the Company for the six months ended June 30, 2019, on an actual basis and on a pro forma basis after giving effect to the consummation of the Offer. The pro forma information provided below assumes that: (A) all shares of Preferred Stock have been exchanged for Shares in the Offer, and thus that no shares of Preferred Stock (and no accrued and unpaid dividends thereon) remain outstanding; (B) the Financing Transaction (as described on the cover page of the Offer Letter, which description is incorporated herein by reference), the closing of which is a condition to the closing of the Offer, has closed, with the maximum $10 million offering amount being raised from the holders of Preferred Stock; and (C) any commissions owed to the Company’s placement agent, and any warrants to purchase Shares due to the Company’s placement agent, in each case as a result of the closing of the Financing Transaction, have been paid or issued, as applicable.

	Six Months Ended June 30, 2019 (actual) (in thousands, except per share data)	Six Months Ended June 30, 2019 (pro forma) (in thousands, except per share data)
	(unaudited)	(unaudited)
Net sales	$69	$69
Gross margin	$(129)	$(129)
Loss from operations	$(5,337)	$(5,337)
Net loss	$(5,338)	$(5,475)

Net loss per share:
Basic	$(0.56)	$(0.10)
Diluted	$(0.56)	$(0.10)

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Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated August 20, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on April 16, 2019).

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated herein by reference to the Company’s filing with the SEC on May 15, 2019).

(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (incorporated herein by reference to the Company’s filing with the SEC on August 14, 2019).

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 20, 2005).

(d)(2)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(3)	Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock of Adhera Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated April 16, 2018).

(d)(4)	Certificate of Designation of Preferences, Rights and Limitations of the Series F Convertible Preferred Stock of Adhera Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 11, 2018).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADHERA THERAPEUTICS, INC.

By:	/s/ Nancy R. Phelan
Name:	Nancy R. Phelan
Title:	Chief Executive Officer

Date: August 20, 2019

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